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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                   FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                                Aquarion Company
                 _____________________________________________
             (Exact name of registrant as specified in its charter)

        Delaware                                             06-0852232
 ______________________________________________________________________________
(State of incorporation or organization)                    (IRS Employer
                                                            Identification No.)


835 Main Street
Bridgeport, Connecticut                                          06601
 ______________________________________________________________________________
(Address of principal executive offices)                        (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:______(if applicable)

       Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
      ________________                        ______________________________
   Common Share Purchase Rights                New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
 ______________________________________________________________________________
                                (Title of Class)
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Item 1. Description of Registrant's Securities to be Registered.

     On May 31, 1999 Aquarion Company (the "Company"), Yorkshire Water plc, a public limited company incorporated under the laws of England and Wales ("Parent"), and Waterman Acquisition Corp., a Delaware corporation ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement").

     In connection with the Merger Agreement, the Company executed the First Amendment (the "Rights Amendment") to the Rights Agreement, dated as of June 25, 1996 (as the same may be amended from time to time, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). The Rights Amendment provides that neither Parent, Merger Sub nor any of their Affiliates or Associates shall be deemed an "Acquiring Person" and that neither a "Stock Acquisition Date" nor a "Distribution Date" (as such terms are defined in the Rights Agreement) shall be deemed to have occurred solely by reason of the execution or delivery of the Merger Agreement or the consummation of the Merger (as such term is defined in the Merger Agreement) or any other transaction contemplated by the Merger Agreement.

     A summary of the Rights (as hereinafter defined) as amended follows:

                               Summary of Rights

     On June 25, 1996 the Board of Directors of Aquarion Company (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value ($1 per share stated value), of the Company (the "Common Stock"). The dividend was payable on July 12, 1996 (the "Record Date") to the stockholders of record on that date. Upon the earlier of
(i) the expiration of rights (the "Existing Rights") issued pursuant to the Rights Agreement dated as of November 18, 1986 between the Company and The Chase Manhattan Bank N.A., Rights Agent (the "Prior Rights Agreement") or (ii) the redemption of the Existing Rights as provided in the Prior Rights Agreement (the earlier of such dates referred to as the "Effective Date"), each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, without par value (the "Preferred Stock") of the Company at a price of $120 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person
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or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of this Summary of Rights.

     Notwithstanding the foregoing, neither Parent, Merger Sub nor any of their Affiliates or Associates shall be deemed an "Acquiring Person" and neither a "Stock Acquisition Date" nor a "Distribution Date" shall be deemed to have occurred solely by reason or as a result of the execution or delivery of the Merger Agreement or the consummation of the Merger or any other transaction contemplated by the Merger Agreement.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on the tenth anniversary of the Effective Date (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
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     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the
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Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


Item 2.   Exhibits
          _______

     1. Rights Agreement, dated as of June 25, 1996, between the Company and ChaseMellon Shareholder Services, L.L.C. which includes the Certificate of Designations for the Series B Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock or the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on June 26, 1996).

     2.   Press Release dated June 25, 1996 (incorporated by reference to
          Exhibit 2 to the Company's Registration Statement on Form 8-A filed on June 26, 1996).

     3. First Amendment to Rights Agreement, dated as of May 31, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.*

_____________________
*Filed herewith
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                               AQUARION COMPANY

Dated: June 16, 1999              By:  /s/ Janet M. Hansen
                                       ----------------------------
                                  Name:  Janet M. Hansen
                                  Title: Executive Vice President,
                                         Chief Financial Officer and Treasurer
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                                 EXHIBIT INDEX


     1. Rights Agreement, dated as of June 25, 1996, between the Company and ChaseMellon Shareholder Services, L.L.C. which includes the Certificate of Designations for the Series B Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock or the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on June 26, 1996).

     2. Press Release dated June 25, 1996 (incorporated by reference to Exhibit 2 to the Company's Registration Statement on Form 8-A filed on June 26,
        1996).

     3. First Amendment to Rights Agreement, dated as of May 31, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.*

_____________________
*Filed herewith